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                              FOSTER WHEELER LTD.





August 13, 2001

Mr. Lynn E. Turner
Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 11-3
Washington, D.C.  20549

Dear Mr. Turner:

We are writing to you to highlight an accounting change that we made in the second quarter 2001 as disclosed in our 10-Q filed today. This matter has been discussed with our independent auditors, PricewaterhouseCoopers LLP (PwC) who are addressing the preferability of this change. They believe that the arguments are persuasive for this change to be considered preferable in our specific and unique circumstances; nevertheless, because of its unusual nature, they have advised us to seek your concurrence.

BACKGROUND
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From the adoption of Statement of Financial Accounting Standards (SFAS) No. 87, EMPLOYER'S ACCOUNTING FOR PENSIONS, in 1986 through the current date, we have used the fair value of plan assets as of the beginning of the plan year to determine the market-related value of plan assets, which is used in estimating the expected return on asset and gain/loss amortization components of net periodic pension expense. Fair value was originally selected after consultation with our actuaries, Milliman USA. Given the mix of investments that comprised plan assets at that time and for the foreseeable future, we concluded that it would result in a reasonable representation over time of the impact on net periodic pension expense and the pension obligation resulting from the effects of changes in certain economic factors on the value of plan assets and the pension obligation.

In accordance with the pension trustees' investment strategy, until the end of 1999 the portfolio mix of investments was more heavily weighted in debt securities, with approximately 65% of the portfolio invested in debt and 35% in equities. At the end of 1999 the investment committee of the pension trust amended this ratio, to invest for the foreseeable future 70% in equities and the remainder in debt, a ratio more in concert with a majority of other pension plans.




                        CLARENDON HOUSE, 2 CHURCH STREET
                            HAMILTON, HM CX, BERMUDA
       MAILING ADDRESS: PERRYVILLE CORPORATE PARK, CLINTON, NJ 08809-4000

As a result of this significant change in investment mix, Milliman USA recently recommended that we change our method of determining the market-related value of plan assets from fair value to a calculated value. A calculated value is permitted under SFAS 87, including different methods of determining it. Accordingly, we considered alternative methods of determining a calculated value that would recognize changes in fair value in a systematic and rational manner and thus better reflect the long-term nature of the investments, including the volatility associated with equity markets in which the plan is now predominantly invested in. We selected a calculated value that is consistent with the method shown in Illustration 4 of SFAS 87. Under that method, the beginning of year market related value of plan assets is increased by the expected return on plan assets and contributions, and decreased for benefit payments. The difference between the expected and actual return on plan assets is reflected in market related value over a period that is limited by SFAS 87 to five years. We have concluded that the appropriate period for our purposes should be three years.

DISCUSSION
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SFAS 87, paragraph 30, permits the use of a "market related value of plan assets [which] shall be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years." Actuarial experts have informed us that approximately 75% of companies use some form of calculated value in determining the market related values of their plan assets. Paragraph 30 of SFAS 87 also states "...different ways of calculating market related value may be used for different classes of assets (for example, an employer might use fair value for bonds and a five year moving average for equities...)". This example indicates to us that the FASB expected that different market related values might be used in practice for equities versus debt.

In our case, fair values were used during a period when plan assets were comprised principally of bonds rather than equities. Given that investment mix, fair value was considered more appropriate because it resulted in a consistent offsetting from period to period of the effects of changes in interest rates on both the fair value of debt (i.e., bonds) and the value of the pension obligation (through changes in the discount rate). This offsetting is recognized in paragraph 120 of SFAS 87 which notes that some changes in the fair value of investments are related to certain changes in the measurement of the pension liability because they are affected by the same economic factors. That paragraph goes on to cite as an example changes in the level of interest rates, which would be expected to affect both the value of bonds and the discounted value of pension liabilities and notes that those effects tend to offset each other, thus producing a more stable pension cost from period to period. With bonds now comprising only 30% of plan assets, the offset of those fluctuations has been largely eliminated. Accordingly, a change in the determination of market related value is appropriate to maintain an effect similar to the offsetting that occurred when the plan assets were comprised mainly of debt. It also would be consistent with the Board's objective of reducing unacceptable volatility (paragraph 121 of SFAS 87), which the plan is now exposed to given the predominance of equities in its investment mix.

CONCLUSION
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For these reasons we believe that under our specific circumstances a change to a calculated value that recognizes changes in fair value systematically and rationally over a three-year period is preferable to our current method of determining market related value. As disclosed in the attached Form 10-Q, the impact has been reflected as a cumulative effect adjustment of $1.2 million after tax. We would appreciate the staff's concurrence with our conclusion that this change is preferable in our circumstances.

Thank you for your attention to this matter. If you have any questions, please contact me at 908-713-2830 so that we can arrange a conference call involving PwC.

Sincerely,




Robin Kornmeyer
Controller

cc.        Jackson Day, SEC
           Andrew Spellman, PwC
           Ray Dever, PwC
           Ken Dakdduk, PwC